

April 25, 2011

Mr. Kevin S. Royal
Senior Vice President and Chief Financial Officer
Maxwell Technologies, Inc.
5271 Viewridge Court, Suite 100
San Diego, California 92123

     RE: **Maxwell Technologies, Inc.**
            Form 10-K for the fiscal year ended December 31, 2010
            Filed March 10, 2011
            File No. 1-15477

Dear Mr. Royal:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 38

1. We note the disclosure on page 39. Please tell us your consideration of providing enhanced liquidity disclosures to discuss the amount of investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Consolidated Financial Statements, page 48

2. We note that the company operates as one operating segment and the company's chief operating decision maker does not regularly review discrete financial information below the consolidated level. Please provide us with a detailed analysis of how management determined its reportable operating segments under ASC 280-10-50-1 through 50-10. In your response, include a discussion of the contents of the discrete financial information that is provided to the CODM and the Board.

Note 9. Income Taxes, page 72

3. We note your disclosures on page 74. Please tell us how you considered the disclosure requirements of ASC 740-30-50-2(b).

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 86

4. We note your disclosure regarding your officers' conclusions about the effectiveness of the company's disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do so, that definition must be consistent with and not modify the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Please amend the filing to revise the disclosure accordingly or, alternatively, you may remove that definition.

5. Further, while we note the reference in the first sentence of the first paragraph to December 31, 2010, please amend the filing to clearly disclose the date at which your officers are concluding on the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions. You may also contact me at (202) 551-3671.

Sincerely,

Martin James
Senior Assistant Chief Accountant